Mail Stop 3561

February 12, 2007

Mr. James O. Harp, Jr.
  Chief Financial Officer
HORNBECK OFFSHORE SERVICES, INC.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

      Re: Hornbeck Offshore Services, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 1-32108

Dear Mr. Harp:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief